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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment to Form 6-K
FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

QUARTERLY REPORT FOR THE PERIOD ENDING
September 30, 2005 of
SUN MEDIA CORPORATION
Filed in this Form 6-K/A

Documents index

1.
Quarterly report for the period ending September 30, 2005 for Sun Media Corporation. The amendment corrects non material errors in the Management's Discussion & Analysis for the third quarter ended September 30, 2005.

SUN MEDIA CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

THIRD QUARTER 2005

COMPANY PROFILE

        Sun Media Corporation ("Sun Media" or "the Company"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 17 paid daily newspapers and 190 weekly newspapers and specialty publications across Canada. Sun Media operates its newspaper businesses in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and four weekly publications as well as Sun Media's distribution businesses, Messageries Dynamiques and Dynamic Press Group. In addition, the Urban Daily Group operates three free daily commuter publications, 24 Hours in Toronto and Vancouver, and 24 Heures in Montreal. The Community Newspaper Group includes the majority of Sun Media's other publications, including nine paid daily community newspapers, 183 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia. Sun Media also owns a 25% interest in SUN TV Company ("SUN TV"), formerly Toronto 1, a general interest television station in Toronto, Ontario.

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the third quarter of 2005 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2004. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.

RECENT DEVELOPMENTS

        In July 2005, the Company issued a $37.3 million convertible obligation to SUN TV Company ("SUN TV"), a significantly influenced investee. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually. Concurrently, the Company invested $37.3 million in Class A Preferred Shares of SUN TV ("SUN TV Preferred Shares"). The SUN TV Preferred Shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually.

        In August 2005, Quebecor Media approved a plan to invest in a new printing facility to be operated by an entity co-owned by Quebecor Media and Quebecor World Inc., which are both under the common control of Quebecor Inc. The new printing facility will be located in Toronto, Ontario. As part of this plan, Sun Media will outsource the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media approved a plan to modernize and relocate the printing facilities of Le Journal de Montréal to a new printing facility owned by Quebecor Media, which will be located in Saint-Janvier-de-Mirabel, Québec. These new facilities are expected to be fully operational in 2007. At this early stage of the project, management has not finalized all the significant details of the plan or the costs associated with the relocation of its printing facilities.

OPERATING RESULTS AND ADJUSTED EBITDA

        The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to U.S. GAAP are presented in note 11 of the attached financial statements). In its analysis of operating results, Sun Media defines Adjusted EBITDA as net income before depreciation and amortization, financial expenses, dividend income, interest on convertible obligations, income taxes, equity losses and non-controlling interest.

        Adjusted EBITDA as defined above is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian or U.S. GAAP. Adjusted EBITDA is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Sun Media's definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

        The following table provides the reconciliation of net income under Canadian and U.S. GAAP and the reconciliation of Adjusted EBITDA to cash provided by operating activities under Canadian and U.S. GAAP, for the three and nine months ended September 30, 2004 and 2005.

	Three Months Ended September 30,
	2004	2005	2004	2005
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)
Net income	$39,253	$29,862	$43,312	$40,621
Financial expenses	3,639	14,700	(614)	11,109
Dividend income	(35,527)	(38,660)	(35,527)	(38,660)
Interest on convertible obligations	34,532	37,545	34,532	37,545
Depreciation and amortization	6,216	7,543	6,216	7,558
Income tax (recovery)	2,583	(2,692)	2,640	(9,995)
Equity loss on investment in SUN TV	—	848	—	848
Non-controlling interest	286	343	286	343

Adjusted EBITDA as defined	$50,982	$49,489	$50,845	$49,369
Financial expenses	(3,639)	(14,700)	614	(11,109)
Dividend income	35,527	38,660	35,527	38,660
Interest on convertible obligations	(34,532)	(37,545)	(34,532)	(37,545)
Current income taxes	1,435	(718)	1,435	(718)
Other items not involving cash	(6,587)	4,511	(10,840)	920
Changes in non-cash operating working capital	4,821	3,802	4,958	3,922

Cash provided by operating activities	$48,007	$43,499	$48,007	$43,499

	Nine Months Ended September 30,
	2004	2005	2004	2005
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)
Net income	$106,316	$98,041	$108,824	$113,278
Financial expenses	31,421	36,266	27,179	29,206
Dividend income	(109,202)	(113,868)	(109,202)	(113,868)
Interest on convertible obligations	106,144	110,592	106,144	110,592
Depreciation and amortization	19,012	20,330	19,012	20,345
Gain on disposition of publication	—	—	—	(1,857)
Income tax (recovery)	939	(963)	2,260	(7,659)
Equity loss on investment in SUN TV	—	1,427	—	1,427
Non-controlling interest	989	1,103	989	1,103

Adjusted EBITDA as defined	$155,619	$152,928	$155,206	$152,567
Financial expenses	(31,421)	(36,266)	(27,179)	(29,206)
Dividend income	109,202	113,868	109,202	113,868
Interest on convertible obligations	(106,144)	(110,592)	(106,144)	(110,592)
Current income taxes	320	(1,381)	320	(1,381)
Other items not involving cash	(292)	5,948	(4,534)	(1,112)
Changes in non-cash operating working capital	(15,038)	(9,107)	(14,625)	(8,746)

Cash provided by operating activities	$112,246	$115,398	$112,246	$115,398

Three Months Ended September 30, 2005 compared to the Three Months Ended September 30, 2004

Revenues

        Consolidated revenues for the three months ended September 30, 2005 were $220.7 million compared to $207.5 million for the three months ended September 30, 2004, an increase of $13.2 million or 6.3%.

        Advertising revenues were $154.5 million for the three months ended September 30, 2005, an increase of $11.4 million or 8.0%, from $143.1 million for the three months ended September 30, 2004. Advertising revenues for the urban daily newspapers increased $4.6 million or 4.6% in the third quarter of 2005, with particularly strong gains in the operations in western Canada. Advertising linage for the urban paid daily papers increased 7.5% in the quarter, which was partly offset by declining advertising rates. Much of the volume growth in the quarter came from local advertising. The free daily publications including 24 Hours in Vancouver, which was launched in March 2005, provided an additional $2.7 million of advertising revenue in the third quarter. Advertising revenues in the community operations increased $4.1 million or 10.0% in the three months ended September 30, 2005, compared to the same period in the prior year, due to strong growth in all regions.

        Circulation revenues were $40.9 million for the three months ended September 30, 2005, a decrease of $0.2 million or 0.6%, from $41.1 million for the three months ended September 30, 2004. Initiatives to increase circulation, such as subscription discounts and lower cover prices, resulted in lower circulation revenues, particularly at Le Journal de Montréal and The Ottawa Sun. For the three months ended September 30, 2005, the average paid circulation of the urban daily newspapers increased 1.2%, partly as a result of the initiatives described above.

        Distribution, commercial printing and other revenues were $25.3 million for the three months ended September 30, 2005, an increase of $2.0 million or 8.5%, from $23.3 million for the three months ended September 30, 2004, primarily due to increased business in flyers and inserts.

Operating Expenses

        Wages and employee benefits expenses were $84.2 million for the three months ended September 30, 2005, an increase of $3.3 million or 4.0%, from $80.9 million for the three months ended September 30, 2004. The increase in wages and employee benefits expenses was the result of wage increases, higher commissions, and salary costs relating to acquisitions, start-up operations and new products. The increase in salary costs were offset partially by a reduced stock compensation expense in the quarter of $1.5 million.

        Newsprint expenses were $25.5 million for the three months ended September 30, 2005, an increase of $1.0 million or 4.2% from $24.5 million for the three months ended September 30, 2004. The increase in newsprint expenses was primarily due to higher consumption relating to additional advertising volumes, increased circulation and new products. This was partly offset by lower newsprint prices in the three months ended September 30, 2005 compared to the same period in the prior year.

        Other operating expenses were $61.5 million for the three months ended September 30, 2005, an increase of $10.3 million, or 20.3%, from $51.2 million for the three months ended September 30, 2004, mainly due to higher circulation, promotion, printing and administrative costs. Circulation and promotion costs increased $5.4 million in the quarter, partly as a result of new distribution contracts, and initiatives to support the Company's circulation base. External printing costs were higher by $2.3 million in the quarter, largely due to the free urban publications, including 24 Hours in Vancouver which was launched in March of 2005.

Adjusted EBITDA

        Adjusted EBITDA was $49.5 million for the three months ended September 30, 2005, a decrease of $1.5 million or 2.9%, from $51.0 million for the three months ended September 30, 2004. The decrease in adjusted EBITDA was due to higher wages and other operating expenses and the investment in the free daily publications, which offset the increase in revenues. Excluding acquisitions and start-up operations, adjusted EBITDA for the third quarter of 2005 was $51.0 million.

        Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues. The Company's Adjusted EBITDA margin for the three months ended September 30, 2005 was 22.4% compared to 24.6% for the three months ended September 30, 2004. Excluding acquisitions and start-up operations, Adjusted EBITDA margin for the three months ended September 30, 2005 was 23.2%.

Depreciation and Amortization

        Depreciation and amortization was $7.5 million for the three months ended September 30, 2005 compared to $6.2 million for the three months ended September 30, 2004. The results for the three months ended September 30, 2005 include an additional depreciation charge of $1.1 million relating to the shortened estimated useful life of the production equipment at Le Journal de Montréal and the Ontario printing facilities associated with the future consolidation and relocation of these printing plants.

Financial Expenses, Dividend Income, Interest on Convertible Obligations and Income Taxes

        Financial expenses for the three months ended September 30, 2005 were $14.7 million compared to $3.6 million for the three months ended September 30, 2004, an increase of $11.1 million. During the second quarter of 2004, the Company determined that one of its financial instruments was no longer effective. Accordingly, the Company discontinued its application of hedge accounting for that financial instrument and associated debt on April 1, 2004. For the three months ended September 30, 2005, the Company recorded a loss on financial instruments of $13.1 million in connection with the Company's ineffective hedge, compared to a loss of $2.3 million in the comparable period last year and a foreign currency translation gain of $9.2 million on a portion of the Company's Senior Notes, compared to a gain of $9.6 million in the comparable period last year.

        Sun Media earned dividend income of $38.7 million during the three months ended September 30, 2005 (2004 — $35.5 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $37.8 million (2004 — $35.5 million) and dividend income on its investment in SUN TV preferred shares of $0.9 million (2004 — $nil). Concurrently, Sun Media incurred interest expense of $37.5 million during the three months ended September 30, 2005 (2004 — $34.5 million) comprised of interest expense on its convertible obligation to Quebecor Media of $36.6 million (2004 — $34.5 million) and interest expense on its convertible obligation to SUN TV of $0.9 million (2004 — $nil). The increase in dividend income and interest expense relating to Quebecor Media resulted from an increase in the average investment in Quebecor Media and convertible obligation to Quebecor Media of $105.0 million in January, 2005. This increase was offset partly by a decline in the dividend and interest rates, respectively, on a portion of the Quebecor Media preferred shares and the Company's convertible obligation to Quebecor Media.

        Sun Media's income tax recovery was $2.7 million for the three months ended September 30, 2005 compared to an income tax expense of $2.6 million for the three months ended September 30, 2004. Excluding the non-taxable dividend income of $38.7 million and $35.5 million for 2005 and 2004 respectively, the effective tax rate decreased to 26.1% in the three months ended September 30, 2005 from 39.2% in the three months ended September 30, 2004. The movement in the effective tax rates is partially attributable to the federal tax on large corporations. This tax, which is not entirely a function of taxable income, decreases the Company's effective tax recovery rate in the three months ended September 30, 2005, while it increased the Company's effective tax provision rate in the three months ended September 30, 2004.

Nine Months Ended September 30, 2005 compared to the Nine Months Ended September 30, 2004

Revenues

        Consolidated revenues for the nine months ended September 30, 2005 were $672.8 million compared to $640.9 million for the nine months ended September 30, 2004, an increase of $31.9 million or 5.0%.

        Advertising revenues were $474.1 million for the nine months ended September 30, 2005, an increase of $29.2 million or 6.6%, from $444.9 million for the nine months ended September 30, 2004. Advertising revenues for the urban paid daily newspapers increased $11.2 million or 3.6% for the nine months ended September 30, 2005, largely due to the increase in advertising linage of 4.8%. Advertising revenues in the community operations increased $12.4 million or 9.5% for the nine months ended September 30, 2005. The free urban daily papers, including 24 Hours in Vancouver, which was launched in March of 2005, contributed additional advertising revenue of $5.6 million.

        Circulation revenues were $123.8 million for the nine months ended September 30, 2005, a decrease of $1.9 million or 1.5%, from $125.7 million during the same period last year. Most of the variance relates to the urban newspapers where circulation revenues declined in four of the Company's eight urban daily newspapers in the first nine months of 2005, compared to the same period in the prior year. For the nine months ended September 30, 2005, the average paid circulation of the eight urban paid daily newspapers decreased 1.6% compared to the same period of 2004.

        Distribution, commercial printing and other revenues were $74.9 million for the nine months ended September 30, 2005, an increase of $4.6 million or 6.6%, from $70.3 million for the nine months ended September 30, 2004. The increase in these revenues was mainly due to increased insert and flyer business.

Operating Expenses

        Wages and employee benefits expenses were $261.8 million for the nine months ended September 30, 2005, an increase of $12.3 million or 4.9%, from $249.5 million for the nine months ended September 30, 2004. The increase in wages and employee benefits expenses was the result of wage increases, higher commissions, and salary costs relating to acquisitions, start-up operations and new products.

        Newsprint expenses were $77.2 million for the nine months ended September 30, 2005, increasing by $1.1 million from $76.1 million for the same period ended September 30, 2004. The increase in newsprint expense was primarily due to increased consumption relating to advertising volumes and new products, offset partly by lower newsprint prices and lower circulation.

        Other operating expenses were $180.9 million for the nine months ended September 30, 2005, an increase of $21.2 million or 13.3%, from $159.7 million for the nine months ended September 30, 2004. Acquisitions and start-up operations accounted for approximately $3.5 million of the increase in operating expenses. Other increases in operating expenses related to higher circulation, promotion, administration and external printing costs.

Adjusted EBITDA

        Adjusted EBITDA was $152.9 million for the nine months ended September 30, 2005, a decrease of $2.7 million or 1.7%, from $155.6 million for the nine months ended September 30, 2004. Excluding acquisitions and start-up operations, adjusted EBITDA for the first nine months of 2005 was $155.7 million.

        The Company's Adjusted EBITDA margin for the nine months ended September 30, 2005 was 22.7% compared to 24.3% for the nine months ended September 30, 2004. Excluding acquisitions and start-up operations, Adjusted EBITDA margin was 23.2% for 2005.

Depreciation and Amortization

        Depreciation and amortization was $20.3 million in the nine months ended September 30, 2005 compared to $19.0 million for the nine months ended September 30, 2004. The results for the nine months ended September 30, 2005 include an additional depreciation charge of $1.1 million relating to the shortened estimated useful life of the production equipment at Le Journal de Montréal and the Ontario printing facilities.

Financial Expenses, Dividend Income, Interest on Convertible Obligations and Income Taxes

        Financial expenses for the nine months ended September 30, 2005 were $36.3 million compared to $31.4 million for the nine months ended September 30, 2004, an increase of $4.9 million or 15.4%. A loss on financial instruments of $11.7 million was recorded in the nine months ended September 30, 2005, compared to a loss of $4.3 million in the same period in 2004. In addition, the Company recorded a foreign currency translation gain of $7.7 million on a portion of its Senior Notes in the first nine months of 2005, compared to a gain of $6.1 million in the same period of 2004.

        Sun Media earned dividend income of $113.9 million during the nine months ended September 30, 2005 (2004 — $109.2 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $113.0 million (2004 — $109.2 million), and dividend income on its investment in SUN TV preferred shares of $0.9 million (2004 — $nil). Concurrently, Sun Media incurred interest of $110.6 million during the nine months ended September 30, 2005 (2004 — $106.1 million) comprised of interest expense on its convertible obligation to Quebecor Media of $109.7 million (2004 — $106.1 million), and interest expense on its convertible obligation to SUN TV of $0.9 million (2004 — $nil million). The increase in dividend income and interest expense relating to Quebecor Media resulted from an increase in the Company's investment in Quebecor Media preferred shares and its convertible obligations to Quebecor Media in January, 2005. This was partly offset by a decline in the dividend and interest rates, respectively, on a portion of the Quebecor Media preferred shares and the Company's convertible obligations.

        The Company's income tax recovery was $1.0 million for the nine months ended September 30, 2005 compared to an income tax expense of $0.9 million for the nine months ended September 30, 2004. Excluding the non-taxable dividend income of $113.9 million and $109.2 million for 2005 and 2004 respectively, the effective tax rate was 6.7% in the nine months ended September 30, 2005 and 97.8% in the nine months ended September 30, 2004. The lower effective tax recovery rate in 2005 is due to the fact that the Company did not record a tax benefit on the capital component of the net loss on foreign currency translation and financial instruments. This is because a portion of this loss is not deductible for tax purposes, and a valuation allowance was recorded on the tax-deductible portion. The higher effective tax provision rate in 2004 is largely attributable to the federal tax in large corporations, which is not entirely a function of taxable income.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        For the three months ended September 30, 2005, cash provided by operating activities decreased $4.5 million to $43.5 million from $48.0 million in the same period in 2004. Cash provided by operating activities before changes in non-cash working capital decreased $3.5 million primarily due to a reduction in Adjusted EBITDA of $1.5 million. Changes in non-cash working capital in the quarter was $3.8 million compared to $4.8 million in the prior year. Increased cash from accounts receivable of $4.5 million, accounts payable and accrued liabilities of $2.9 million, and inventories of $2.1 million, were offset by a decrease in net tax receipts of $11.3 million.

        For the nine months ended September 30, 2005, cash provided by operating activities increased $3.2 million to $115.4 million from $112.2 million in the same period in 2004. Cash provided by operating activities before changes in non-cash working capital decreased $2.8 million, due to a reduction in Adjusted EBITDA of $2.7 million. However, this was offset by an increase in non-cash working capital of $5.9 million resulting from increased cash from accounts payable and accrued liabilities of $21.8 million, largely relating to the timing of newsprint payments, offset by a decrease in net tax receipts of $11.6 million, and a decrease in cash from accounts receivable of $5.9 million.

Financing Activities

        On January 14, 2005, Sun Media sold $150.0 million of its investment in Quebecor Media preferred shares and used the proceeds to redeem $150.0 million of its convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255.0 million. The Company used the proceeds from the issuance of this convertible obligation issue to invest in an additional $255.0 million of Quebecor Media preferred shares. In the third quarter of 2005, Sun Media issued a convertible obligation to SUN TV of $37.3 million, and used the proceeds from the issuance of this convertible obligation issue to invest in $37.3 million of SUN TV preferred shares. The Company anticipates these transactions will eliminate the majority of its current income tax obligations in 2005.

        In each of the three quarters of 2005, Sun Media made scheduled debt repayments of US$0.6 million (Cdn$0.9 million) on its term loan B credit facility for total payments of US$1.8 million (Cdn$2.6 million) for the nine months ended September 30, 2005. At September 30, 2005, the aggregate amount outstanding under the term loan B credit facility was US$199.3 million.

        In the three months ended September 30, 2005, Sun Media paid dividends of $51.9 million or $41.18 per common share (2004 — $35.5 million or $28.17 per common share) to Quebecor Media in connection with its ownership of Sun Media's 1,261,000 common shares. In the nine months ended September 30, 2005, Sun Media paid dividends of $139.8 million or $110.89 per common share (2004 — $99.4 million or $78.85 per common share), to Quebecor Media.

Investing Activities

        In the nine months ended September 30, 2005, the Company acquired five community newspaper operations for total cash consideration of $1.8 million, including acquisition costs. In addition, the Company paid cash consideration of $0.3 million on an exchange of publications with Transcontinental Media G.P.

        Capital expenditures in the three months ended September 30, 2005 were $3.3 million, compared to $3.9 million in the three months ended September 30, 2004. During the quarter, the Company spent approximately $0.5 million on circulation boxes, and $0.9 million on production-related equipment, including $0.4 million towards upgrading its printing facility in Leduc, Alberta. In aggregate, the Company expects to incur a total of $2.6 million on the Leduc press upgrade.

        Capital expenditures in the nine months ended September 30, 2005 were $10.2 million, compared to $12.4 million in the nine months ended September 30, 2004.

Financial Position

        As at September 30, 2005, Sun Media had bank indebtedness of $4.9 million. In addition, the Company had $71.0 million of unused credit available from its $75.0 million revolving credit facility.

        As at September 30, 2005, the total debt, including the current portion, was $468.7 million. This represents a decrease in debt of $15.6 million from the December 31, 2004 balance of $484.3 million. The decrease was due primarily to an increase in the value of the Canadian dollar relative to the U.S. dollar, and debt repayments of $2.6 million during the nine months ended September 30, 2005. The decrease in the carrying value of the debt was substantially offset by the increase in the Company's obligation on financial instruments used to hedge the debt recorded in other liabilities.

        Sun Media believes that cash flow from operations and available sources of financing will be sufficient to cover cash requirements for working capital, capital expenditures, interest payments and scheduled debt repayments.

Forward-looking statements

        This report may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Sun Media's products, changes in cost and availability of raw materials and equipment, changes in government regulations, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2004	September 30, 2005	September 30, 2004	September 30, 2005
REVENUES	$207,543	$220,695	$640,905	$672,803
OPERATING EXPENSES
Wages and employee benefits	80,944	84,194	249,506	261,781
Newsprint	24,460	25,495	76,129	77,190
Other operating expenses	51,157	61,517	159,651	180,904
Depreciation and amortization (note 7)	6,216	7,543	19,012	20,330

	162,777	178,749	504,298	540,205
OPERATING INCOME	44,766	41,946	136,607	132,598
Financial expenses (note 8)	3,639	14,700	31,421	36,266
Dividend income (notes 3 and 4)	(35,527)	(38,660)	(109,202)	(113,868)
Interest on convertible obligations (notes 3 and 4)	34,532	37,545	106,144	110,592

	2,644	13,585	28,363	32,990
INCOME BEFORE INCOME TAXES, EQUITY LOSS & NON-CONTROLLING INTEREST	42,122	28,361	108,244	99,608
Income tax provision (recovery)	2,583	(2,692)	939	(963)
Equity loss on investment in SUN TV Company	—	848	—	1,427
Non-controlling interest	286	343	989	1,103

NET INCOME	$39,253	$29,862	$106,316	$98,041

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Unaudited)
(In thousands of Canadian dollars)

	Capital Stock	Retained Earnings	Total Shareholder's Equity
BALANCE — DECEMBER 31, 2003	$301,801	$32,459	$334,260
Net income	—	106,316	106,316
Dividends on capital stock paid to Quebecor Media Inc.	—	(99,434)	(99,434)

BALANCE — SEPTEMBER 30, 2004	$301,801	$39,341	$341,142

BALANCE — DECEMBER 31, 2004	$301,801	$55,348	$357,149
Net income	—	98,041	98,041
Dividends on capital stock paid to Quebecor Media Inc.	—	(139,833)	(139,833)

BALANCE — SEPTEMBER 30, 2005	$301,801	$13,556	$315,357

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2004	September 30, 2005	September 30, 2004	September 30, 2005
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$39,253	$29,862	$106,316	$98,041
Items not involving cash:
Depreciation of property, plant and equipment	5,552	6,850	17,056	18,311
Amortization of other assets	664	693	1,956	2,019
Future income taxes	4,018	(3,410)	1,259	(2,344)
Non-controlling interest	286	343	989	1,103
Equity loss on investment in SUN TV Company	—	848	—	1,427
Net loss (gain) on foreign currency translation and financial instruments	(6,996)	4,074	(1,537)	4,594
Other	409	437	1,245	1,354

	43,186	39,697	127,284	124,505
Changes in non-cash operating working capital	4,821	3,802	(15,038)	(9,107)

Cash provided by operating activities	48,007	43,499	112,246	115,398
FINANCING
Increase in bank indebtedness	—	4,865	—	4,865
Borrowings from credit facility	—	2,000	—	2,000
Redemption of convertible obligations to Quebecor Media Inc. (note 3)	—	—	(450,000)	(150,000)
Issuance of convertible obligations to Quebecor Media Inc. (note 3)	—	—	—	255,000
Issuance of convertible obligation to SUN TV Company (note 4)	—	37,300	—	37,300
Repayment of long-term debt	(8,460)	(873)	(28,415)	(2,618)
Dividends on capital stock paid to Quebecor Media Inc.	(35,521)	(51,922)	(99,434)	(139,833)
Other	(500)	(526)	(925)	(1,174)

Cash provided by (used in) financing activities	(44,481)	(9,156)	(578,774)	5,540
INVESTING
Decrease in short-term investments	—	—	16,380	—
Acquisitions (note 2)	—	—	—	(2,061)
Additions to property, plant and equipment	(3,920)	(3,253)	(12,445)	(10,175)
Proceeds from disposal of property, plant and equipment	210	4	588	7
Disposition of preferred shares of Quebecor Media Inc. (note 3)	—	—	450,000	150,000
Investment in preferred shares of Quebecor Media Inc. (note 3)	—	—	—	(255,000)
Investment in preferred shares of SUN TV Company (note 4)	—	(37,300)	—	(37,300)
Other	4	(10)	(1,512)	(3)

Cash provided by (used in) investing activities	(3,706)	(40,559)	453,011	(154,532)
DECREASE IN CASH AND CASH EQUIVALENTS	(180)	(6,216)	(13,517)	(33,594)
CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	15,951	6,216	29,288	33,594

CASH AND CASH EQUIVALENTS — END OF PERIOD	$15,771	$—	$15,771	$—

SUPPLEMENTAL INFORMATION
Non-cash transaction
Exchange of publications with Transcontinental Media G.P. (note 2(b))	$—	$—	$—	$1,111
Changes in non-cash operating working capital:
Accounts receivable	$1,376	$5,857	$4,652	$(1,264)
Inventories	(554)	1,540	(1,429)	1,683
Accounts payable	(3,549)	2,952	(24,423)	(5,243)
Accrued liabilities	(4,723)	(8,328)	(3,316)	(664)
Dividend income receivable from Quebecor Media Inc.	35,527	37,336	62,044	33,964
Interest expense payable to Quebecor Media Inc.	(34,533)	(36,262)	(60,308)	(33,038)
Other	11,277	707	7,742	(4,545)

	$4,821	$3,802	$(15,038)	$(9,107)

Cash interest payments (including interest paid on convertible obligations)	$85,351	$89,087	$205,445	$179,425
Cash interest receipts	$117	$127	$524	$520
Cash tax payments	$1,245	$1,133	$4,308	$4,247
Cash tax receipts	$11,545	$181	$11,875	$190

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars except for share information)

	December 31, 2004	September 30, 2005
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$33,594	$—
Accounts receivable, net of allowance for doubtful accounts (December 31, 2004 — $5,027; September 30, 2005 — $5,457)	123,576	124,840
Dividend income receivable from Quebecor Media Inc. (note 3)	67,151	33,187
Dividend income receivable from SUN TV Company (note 4)	—	909
Inventories	11,699	10,016
Prepaid expenses	4,909	5,374
Future income taxes	5,697	6,030

TOTAL CURRENT ASSETS	246,626	180,356
INVESTMENT IN QUEBECOR MEDIA INC. PREFERRED SHARES (note 3)	1,140,000	1,245,000
INVESTMENT IN SUN TV COMPANY PREFERRED SHARES (note 4)	—	37,300
EQUITY INVESTMENT IN SUN TV	11,528	10,101
PROPERTY, PLANT AND EQUIPMENT (note 7)	186,392	178,344
GOODWILL (notes 2 and 9)	764,865	755,651
FUTURE INCOME TAXES	29,732	32,368
OTHER ASSETS	34,788	32,636

TOTAL ASSETS	$2,413,931	$2,471,756

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$—	$4,865
Accounts payable	23,977	18,734
Accrued liabilities	98,250	97,586
Income and other taxes payable	6,766	4,128
Interest expense payable to Quebecor Media Inc. (note 3)	65,270	32,232
Interest expense payable to SUN TV Company (note 4)	—	880
Deferred subscription revenue	18,807	18,694
Current portion of long-term debt	2,765	4,674

TOTAL CURRENT LIABILITIES	215,835	181,793
LONG-TERM DEBT	481,559	464,051
FUTURE INCOME TAXES (note 9)	41,136	31,561
OTHER LIABILITIES	176,283	194,796
NON-CONTROLLING INTEREST	1,969	1,898
CONVERTIBLE OBLIGATIONS TO QUEBECOR MEDIA INC. (note 3)	1,140,000	1,245,000
CONVERTIBLE OBLIGATION TO SUN TV COMPANY (note 4)	—	37,300

TOTAL LIABILITIES	2,056,782	2,156,399
SHAREHOLDER'S EQUITY
Capital stock	301,801	301,801
— Authorized: 10,000,000,000 Voting Class A common shares, nil par value
10,000,000,000 Non-voting, redeemable Class B preferred shares, nil par value
10,000,000,000 Class C preferred shares issuable in series, nil par value
— Issued and outstanding at December 31, 2004 and September 30, 2005:
1,261,000 Voting Class A common shares
Retained earnings	55,348	13,556

TOTAL SHAREHOLDER'S EQUITY	357,149	315,357

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,413,931	$2,471,756

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Periods ended September 30, 2005 and 2004)
(In thousands of Canadian dollars except for share information)

NATURE OF BUSINESS

        The primary operation of Sun Media Corporation ("Sun Media" or "the Company") is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in SUN TV Company ("SUN TV"), formerly Toronto 1, a general interest television station in Toronto, Ontario.

1.     BASIS OF PRESENTATION

        These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada. Sun Media has used the same accounting policies described in the Company's latest audited annual consolidated financial statements. However, these unaudited consolidated financial statements do not include all the disclosures required under generally accepted accounting principles in Canada and accordingly should be read in conjunction with Sun Media's latest audited annual consolidated financial statements and notes thereto. These interim consolidated financial statements reflect all normal and recurring adjustments, which are in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollar and US$ are to the currency of the United States.

2.     ACQUISITIONS AND DISPOSITIONS

(a)    Acquisition of Community Publications

        During the nine months ended September 30, 2005, the Company separately acquired the following community publications:

  •
  The Londoner, a free weekly publication located in London, Ontario;

  •
  The Weekender and L'Horizon, two free weekly publications located in northern Ontario; and

  •
  Morinville Mirror and Redwater Tribune, two free weekly publications located near Edmonton, Alberta.

        Total cash consideration for these purchases was $1,791, including acquisition costs. The Company used the purchase method to account for these acquisitions and, therefore, the operating results reflect the revenues and expenses of the acquired publications from their dates of acquisition. The assets acquired and liabilities assumed were recorded at their fair values on their respective dates of acquisition, subject to final adjustments.

        The purchase price of the community publications was allocated to assets and liabilities, as follows:

Non-cash working capital	$(221)
Property, plant and equipment	68
Goodwill	1,944

Total net assets acquired	$1,791

        The purchase and sale agreement for The Londoner includes a price adjustment clause, which requires Sun Media to make additional payments if certain financial objectives are achieved. The Company has not recorded a liability associated with this price adjustment clause, as it is unable to estimate potential payments pertaining to this clause.

(b)    Exchange of Publications with Transcontinental Media G.P. ("Transcontinental")

        Effective April 4, 2005, the Company sold to Transcontinental the operating assets of Beauport Express, a free weekly community newspaper located in Beauport, Quebec. Concurrent with the disposition of Beauport Express, the Company acquired from Transcontinental the operating assets of Journal la Vallée, a free weekly community newspaper located in St-Sauveur, Quebec. As this was a non-monetary exchange of similar productive assets, this transaction was recorded at the carrying amounts of the net assets disposed and therefore, no gains or losses were recorded.

        The carrying amounts of the net assets disposed by major class of asset and liability are, subject to final adjustments, as follows:

Non-cash working capital	$148
Property, plant and equipment	5
Goodwill	958

Total net assets disposed	$1,111

        The Company used the purchase method to account for the acquisition of Journal la Vallée and, therefore, the operating results reflect the revenues and expenses of the acquired operation from the date of acquisition. The purchase price, comprised of the operating assets of Beauport Express with a carrying value of $1,111 and cash consideration of $270, was allocated to assets and liabilities, subject to final adjustments, as follows:

Non-cash working capital	$244
Property, plant and equipment	19
Intangible assets	1,118

Total net assets acquired	$1,381

        Intangible assets consisting of customer relationships are classified as Other Assets and are being amortized over ten years.

3.     INVESTMENT IN AND CONVERTIBLE OBLIGATIONS ISSUED TO QUEBECOR MEDIA INC. ("QUEBECOR MEDIA")

        On January 14, 2005, Sun Media sold $150,000 of its investment in the Cumulative First Preferred Shares of Quebecor Media, Sun Media's parent company, and used the proceeds to redeem $150,000 of its convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255,000 ("2020 Convertible Obligation Issue"). This new convertible obligation matures on January 14, 2020, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to its existing convertible obligations. The Company used the proceeds from the issuance of the 2020 Convertible Obligation Issue to invest in an additional $255,000 of Quebecor Media preferred shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its existing preferred shares in Quebecor Media. As a result of the transactions completed on January 14, 2005, the Company's investment in Quebecor Media preferred shares and the principal balance of its convertible obligations was $1,245,000 as at September 30, 2005.

        The following tables summarize the Company's issuance of convertible obligations, and investments in Quebecor Media preferred shares:

	Convertible Obligation Issue
	2007	2008	2020	Total
Issue or Redemption Date
Balance — January 1, 2004	$1,335,000	$255,000	$—	$1,590,000
January 14, 2004	(450,000)	—	—	(450,000)

Balance — September 30 and December 31, 2004	885,000	255,000	—	1,140,000
January 14, 2005	(150,000)	—	255,000	105,000

Balance — September 30, 2005	$735,000	$255,000	$255,000	$1,245,000

	Quebecor Media Preferred Shares
	12.5% Series A	10.85% Series F	Total
Issue or Redemption Date
Balance — January 1, 2004	$1,590,000	$—	$1,590,000
January 14, 2004	(450,000)	—	(450,000)

Balance — September 30 and December 31, 2004	1,140,000	—	1,140,000
January 14, 2005	(150,000)	255,000	105,000

Balance — September 30, 2005	$990,000	$255,000	$1,245,000

        During the three months ended September 30, 2005, dividends of $37,751 (2004 — $35,527) were declared on the Cumulative First Preferred Shares of Quebecor Media. During the nine months ended September 30, 2005, dividends of $112,959 (2004 — $109,202) were declared on the Cumulative First Preferred Shares of Quebecor Media. For the nine months ended September 30, 2005, Sun Media received payments of dividend income of $146,923 (2004 — $171,246) from Quebecor Media. As at September 30, 2005 the unpaid dividend receivable from Quebecor Media was $33,187 (December 31, 2004 — $67,151).

        During the three months ended September 30, 2005, the interest expense on the convertible obligations amounted to $36,665 (2004 — $34,532). During the nine months ended September 30, 2005, the interest expense on the convertible obligations amounted to $109,712 (2004 — $106,144). For the nine months ended September 30, 2005, the total interest paid on the convertible obligations was $142,750 (2004 — $166,452). As at September 30, 2005, the unpaid interest on the convertible obligations was $32,232 (December 31, 2004 — $65,270).

4.     INVESTMENT IN AND CONVERTIBLE OBLIGATION ISSUED TO SUN TV

        On July 12, 2005, the Sun Media issued a $37,300 convertible obligation to SUN TV, a significantly influenced investee. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually on June 20 and December 20. Concurrently, the Company invested $37,300 in Class A Preferred Shares of SUN TV ("SUN TV Preferred Shares"). The SUN TV Preferred Shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually.

        During the three and nine months ended September 30, 2005, dividends of $909 were declared on the SUN TV Preferred Shares. As at September 30, 2005 the unpaid dividend receivable from SUN TV was $909.

        During the three months ended September 30, 2005, interest expense on the convertible obligations amounted to $880. As at September 30, 2005 the unpaid interest on the convertible obligations was $880.

5.     STOCK-BASED COMPENSATION

        In fiscal 2002, Quebecor Media established a stock option plan (the "QMI Plan"). Under the QMI Plan, 6,185,714 common shares of Quebecor Media were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. During the nine months ended September 30, 2005, 30,147 stock options were issued to senior employees of the Company at an average exercise price of $27.86. During the same period, 9,660 options were cancelled at an average price of $19.46 and 2,415 options were exercised at an average price of $19.46. As at September 30, 2005, there were a total of 759,665 options outstanding at an average exercise price of $17.17, while 290,849 options were vested at an average exercise price of $16.45.

        During the three months ended September 30, 2005, the Company recognized a stock compensation recovery of $1,078 (2004 — stock compensation expense — $396). During the nine months ended September 30, 2005, the Company incurred stock compensation expense of $1,835 (2004 — $1,544).

6.     EMPLOYEE FUTURE BENEFITS

        The Company maintains defined benefit and contribution pension plans for its employees. The total benefit cost of these employee future benefit plans is as follows:

	Three months ended
	Sept. 30, 2004	Sept. 30, 2005
Defined contribution pension plans	$814	$847
Defined benefit pension plans	2,078	2,121
Other benefit plans	591	580

Total benefit cost	$3,483	$3,548

	Nine months ended
	Sept. 30, 2004	Sept. 30, 2005
Defined contribution pension plans	$2,445	$2,550
Defined benefit pension plans	6,398	6,329
Other benefit plans	1,621	1,664

Total benefit cost	$10,464	$10,543

7.     PROPERTY PLANT AND EQUIPMENT

        In August 2005, Quebecor Media approved a plan to invest in a new printing facility to be operated by an entity co-owned by Quebecor Media and Quebecor World Inc., which are both under the common control of Quebecor Inc. The new printing facility will be located in Toronto, Ontario. As part of this plan, Sun Media will outsource the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media approved a plan to modernize and relocate the printing facilities of Le Journal de Montréal to a new printing facility owned by Quebecor Media, which will be located in Saint-Janvier-de-Mirabel, Québec. These new facilities are expected to be fully operational in 2007. At this early stage of the project, management has not finalized all the significant details of the plan or the costs associated with the relocation of its printing facilities.

        In accordance with CICA Handbook Section 3063, Impairment of Long-Lived Assets, Sun Media performed tests for the recoverability of its long-lived assets. The Company determined from its recoverability tests that no impairment exists, however, the Company has accelerated the depreciation of certain presses and related equipment to reflect the shortened useful life of such equipment. For the three months ended September 30, 2005, the Company recorded additional depreciation of $1,100.

8.     FINANCIAL EXPENSES

	Three months ended
	Sept. 30, 2004	Sept. 30, 2005
Interest on long-term debt	$9,849	$10,095
Loss on financial instruments	2,309	13,100
Foreign currency translation gain on a portion of Senior Notes	(9,575)	(9,227)
Amortization of deferred asset relating to ineffective hedge	270	201
Foreign exchange loss on voluntary repayment of debt	184	—
Amortization of deferred financing costs	397	349
Other	205	182

Total financial expenses	$3,639	$14,700

	Nine months ended
	Sept. 30, 2004	Sept. 30, 2005
Interest on long-term debt	$30,326	$30,137
Loss on financial instruments	4,255	11,690
Foreign currency translation gain on a portion of Senior Notes	(6,062)	(7,698)
Amortization of deferred asset relating to ineffective hedge	270	602
Foreign exchange loss on voluntary repayment of debt	551	—
Amortization of deferred financing costs	1,237	1,049
Other	844	486

Total financial expenses	$31,421	$36,266

9.     INCOME TAXES

        During the nine months ended September 30, 2005, the Company determined that a future income tax liability of $10,200 recorded on the acquisition of Sun Media Corporation on January 7, 1999, was no longer required. Accordingly, the benefit recognized on the reversal of this liability was applied against the unamortized goodwill relating to the acquisition.

10.   SEGMENTED INFORMATION

        Management has reviewed the requirements of CICA Handbook 1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

11.   MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

Consolidated Statements of Income

	Three months ended
	September 30, 2004	September 30, 2005
Net income per Canadian GAAP	$39,253	$29,862
Adjustments:
Pension and post-retirement benefits (i)	(137)	(120)
Derivative financial instruments (iii)	4,253	3,591
Non-monetary transactions (v)	—	(15)
Income taxes on U.S. adjustments (vi)	(57)	7,303

Net income per U.S. GAAP	$43,312	$40,621

Consolidated Statements of Comprehensive Income (iv)

	Three months ended
	September 30, 2004	September 30, 2005
Comprehensive income:
Net income as adjusted per U.S. GAAP	$43,312	$40,621
Pension and post-retirement benefits (i)	268	1,855
Derivative financial instruments (iii)	(741)	(1,031)
Income taxes on comprehensive income (vi)	—	1,170

Comprehensive income per U.S. GAAP	$42,839	$42,615

Consolidated Statements of Income

	Nine months ended
	September 30, 2004	September 30, 2005
Net income per Canadian GAAP	$106,316	$98,041
Adjustments:
Pension and post-retirement benefits (i)	(413)	(361)
Derivative financial instruments (iii)	4,242	7,060
Non-monetary transactions (v)	—	1,842
Income taxes on U.S. adjustments (vi)	(1,321)	6,696

Net income per U.S. GAAP	$108,824	$113,278

Consolidated Statements of Comprehensive Income (iv)

	Nine months ended
	September 30, 2004	September 30, 2005
Comprehensive income:
Net income as adjusted per U.S. GAAP	$108,824	$113,278
Pension and post-retirement benefits (i)	804	5,566
Derivative financial instruments (iii)	(256)	154
Income taxes on comprehensive income (vi)	(182)	(445)

Comprehensive income per U.S. GAAP	$109,190	$118,553

Accumulated other comprehensive income

	December 31, 2004	September 30, 2005
Cumulative adjustments:
Pension and post-retirement benefits (i)	$(9,203)	$(3,637)
Derivative financial instruments (iii)	(2,401)	(2,247)
Income taxes on comprehensive income (vi)	3,955	3,510

Accumulated other comprehensive income per U.S. GAAP	$(7,649)	$(2,374)

Consolidated Shareholder's Equity

	December 31, 2004	September 30, 2005
Shareholder's Equity per Canadian GAAP	$357,149	$315,357
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(5,658)	(453)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative instruments (iii)	(1,274)	5,940
Non-monetary transactions (v)	—	1,842
Income taxes on U.S. adjustments (vi)	4,639	10,890

Shareholder's Equity per U.S. GAAP	$347,875	$326,595

Consolidated Balance Sheet Data

	December 31, 2004		September 30, 2005
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Current assets	$246,626	$246,626	$180,356	$180,356
Goodwill	764,865	760,200	755,651	752,229
Future income tax asset	29,732	29,732	32,368	32,368
Other assets	34,788	22,563	32,636	21,479
Current liabilities	215,835	215,835	181,793	181,793
Future income tax liability	41,136	38,812	31,561	22,987
Long-term debt	481,559	452,421	464,051	427,936
Convertible obligations	1,140,000	1,140,000	1,282,300	1,282,300
Other liabilities	176,283	200,129	194,796	213,668
Total shareholder's equity	357,149	347,875	315,357	326,595

Consolidated Statement of Cash Flows

        The disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash operating working capital items in the Consolidated Statement of Cash Flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.

(i)    Pension and Post-Retirement Benefits

        The accounting requirements for pension and post-retirement benefits under Canadian and U.S. GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP are different from U.S. GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under U.S. GAAP. These gains or losses are being amortized over the estimated average remaining service life of the employees.

        Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder's equity.

        In addition, under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess, if any, of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)   Restructuring Charges

        In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

(iii)  Derivative Financial Instruments

        The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for speculative trading purposes.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

        The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Each of the Company's hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective.

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("FAS 133"). FAS 133 establishes accounting and reporting standards for financial instruments and hedging activities and requires that all financial instruments be recorded at fair value on the Consolidated Balance Sheet.

        For derivative financial instruments that are determined to be effective and which qualify as cash flow hedges, changes in the derivative financial instrument's fair values are deferred and recorded as a component of "Accumulated Other Comprehensive Income" until the underlying hedged transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "Accumulated Other Comprehensive Income" to the Consolidated Statement of Income on the same line as the underlying hedged transaction. The ineffective portion of a derivative financial instrument's change in fair value is recognized immediately in earnings.

        For derivative financial instruments that are determined to be effective and which qualify as fair value hedges, changes in the derivative financial instrument's fair values are offset in the Consolidated Statement of Income against the changes in the fair value of the hedged asset or liability due to the hedged risks.

(iv)  Comprehensive Income

        Comprehensive income is measured in accordance with FASB Statement No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations net of taxes.

(v)   Non-monetary transactions

        In April 2005, the Company exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

        Accordingly, under US GAAP, this transaction resulted in a gain on disposal of the Company's publication and also resulted in an increase of the purchase price of the publication acquired.

(vi)  Income Taxes

        In the third quarter of 2005, the Company concluded that the realization of future income tax assets related to its derivative financial instruments was now considered "more likely than not".

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: January 4, 2006	By:	/s/ KIN-MAN LEE Name: Kin-Man Lee Title: Vice President and Chief Financial Officer

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SUN MEDIA CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THIRD QUARTER 2005
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED BALANCE SHEETS (In thousands of Canadian dollars except for share information)
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